Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS FIRST QUARTER 2020 RESULTS

•	Operating EBITDA was at PHP 1.08 billion with an EBITDA margin of 19.2%

MANILA, PHILIPPINES. MAY 4, 2020 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that net sales decreased by 10% during the first quarter of 2020, versus the comparable period in 2019, amounting to PHP 5.6 billion. Domestic cement volumes decreased by 4% during the quarter versus the same period in 2019. An 8% increase in volumes during the first two months of the year was offset by the effects of the Enhanced Community Quarantine in Luzon and other quarantine measures around the country during the second half of March 2020. CHP’s domestic cement prices decreased by 6% during the quarter compared with the same period in the previous year, reflecting price declines during the second half of 2019.

Operating EBITDA in the first quarter was at PHP 1.08 billion, a decrease of 1% versus the same period in 2019.

Operating EBITDA margin increased to 19.2% during the quarter, up by 1.7 percentage points on a year-over-year basis. The comparable cost base in the first quarter of 2019 was affected by the scheduled kiln maintenance of Solid Cement Plant, higher sales from cement imports, and consumption of purchased clinker in cement production, as a result of the Naga landslide.

Net income was at PHP 89 million in the first quarter of 2020 versus PHP 168.6 million in the first quarter of 2019 mainly due to lower operating earnings mostly as a result of COVID-19 community quarantine measures.

Ignacio Mijares, CHP President and CEO, said: “These are extraordinary times we live in. Around the world, governments, industries, and people are taking measures to deal with the effects of the COVID-19 pandemic, and CEMEX Holdings Philippines is not an exception. Our focus during these challenging times is on three priorities: first, to protect the health and safety of our employees and their families, customers, suppliers, and communities; second, to support our customers as much as possible in a responsible way; and third, to ensure the long-term business continuity of CHP.”

Following the successful completion of the company’s Stock Rights Offering (“SRO”), 8,293,831,169 common shares of CHP with a par value of Php 1.00 per common share were listed on March 4, 2020.

As of March 31, 2020, CHP’s total debt was at PHP 13,481 million, a decrease of around PHP 6.6 billion from December 31, 2019. A portion of the proceeds raised from the SRO was used to pay respective debts owed by Solid Cement Corporation and APO Cement Corporation to CEMEX ASIA, B.V.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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